                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

         UNUMPROVIDENT CORPORATION (FORMERLY PROVIDENT COMPANIES, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

       Common Stock, par value $0.10 per shares(formerly $1.00 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                       91529Y 10 6 (formerly 743862 10 4)
              -----------------------------------------------------
                                 (CUSIP Number)
       Chambliss, Bahner & Stophel, P.C., 1000 Tallan Building, Two Union
           Square, Chattanooga, Tennessee 37402-2500, (423) 756-3000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 1999
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 91529Y 10 6 (formerly 743862 10 4)

1)       Name of Reporting Person I.R.S. Identification Nos. of
         Above Persons (entities only)
         The Maclellan Foundation, Inc.

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
            ---------------------------------------------------------
         (b)
            ---------------------------------------------------------

3)       SEC Use Only
                     ------------------------------------------------

4)       Source of Funds (See Instructions)  Not Applicable
                                            -------------------------

5) Check Box if Disclosure or Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                            -----------------------------------------

6)       Citizenship or Place of Organization     United States
                                               ----------------------

 NUMBER OF                 7)  Sole Voting Power   10,673,180
  SHARES                                         --------------------
BENEFICIALLY               8)  Shared Voting Power    4,571,024
 OWNED BY                                          ------------------
   EACH                    9)  Sole Dispositive Power  10,673,180
 REPORTING                                            ---------------
PERSON WITH                10) Shared Dispositive Power   4,571,024
                                                        -------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         15,244,204
         ------------------------------------------------------------

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
                       ----------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)  6.3%
                                                           ----------

14)      Type of Reporting Person (See Instructions)  CO
                                                     ----------------

                                  SCHEDULE 13D


CUSIP NO. 91529Y 10 6 (formerly 743862 10 4)

1)       Name of Reporting Person I.R.S. Identification Nos. of
         Above Persons (entities only)
         R. J. Maclellan Trust for The Maclellan Foundation, Inc.

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
            ---------------------------------------------------------
         (b)
            ---------------------------------------------------------

3)       SEC Use Only
                     ------------------------------------------------

4)       Source of Funds (See Instructions)  Not Applicable
                                            -------------------------

5) Check Box if Disclosure or Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                            -----------------------------------------

6)       Citizenship or Place of Organization     United States
                                               ----------------------

 NUMBER OF                 7)  Sole Voting Power  4,525,187
  SHARES                                        ---------------------
BENEFICIALLY               8)  Shared Voting Power  -0-
 OWNED BY                                         -------------------
   EACH                    9)  Sole Dispositive Power  4,525,187
 REPORTING                                           ----------------
PERSON WITH                10) Shared Dispositive Power  -0-
                                                       --------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         4,525,187
         ------------------------------------------------------------

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
                        ---------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)   1.9%
                                                           ----------

14)      Type of Reporting Person (See Instructions)  CO
                                                     ----------------

                                  SCHEDULE 13D


CUSIP NO. 91529Y 10 6 (formerly 743862 10 4)

1)       Name of Reporting Person I.R.S. Identification Nos. of
         Above Persons (entities only)
         Hugh O. Maclellan, Jr.

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
            ---------------------------------------------------------
         (b)
            ---------------------------------------------------------

3)       SEC Use Only
                     ------------------------------------------------

4)       Source of Funds (See Instructions)  Not Applicable
                                            -------------------------

5) Check Box if Disclosure or Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                            -----------------------------------------

6)       Citizenship or Place of Organization     United States
                                               ----------------------

 NUMBER OF                 7)  Sole Voting Power  3,879,609
  SHARES                                         --------------------
BENEFICIALLY               8)  Shared Voting Power  21,386,461
 OWNED BY                                          ------------------
   EACH                    9)  Sole Dispositive Power  1,890,458
 REPORTING                                            ---------------
PERSON WITH                10) Shared Dispositive Power  23,375,612
                                                       --------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         25,266,070
         ------------------------------------------------------------

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
                       ----------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)  10.5%
                                                           ----------

14)      Type of Reporting Person (See Instructions)  IN
                                                     ----------------

                                  SCHEDULE 13D


CUSIP NO. 91529y 10 6 (formerly 743862 10 4)

1)       Name of Reporting Person I.R.S. Identification Nos. of
         Above Persons (entities only)
         Kathrina H. Maclellan

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
            ---------------------------------------------------------
         (b)
            ---------------------------------------------------------

3)       SEC Use Only
                     ------------------------------------------------

4)       Source of Funds (See Instructions)  Not Applicable
                                            -------------------------

5) Check Box if Disclosure or Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                            -----------------------------------------

6)       Citizenship or Place of Organization     United States
                                               ----------------------

 NUMBER OF                          7)  Sole Voting Power  1,880,056
  SHARES                                                 ------------
BENEFICIALLY               8)  Shared Voting Power  10,890,486
 OWNED BY                                         -------------------
   EACH                    9)  Sole Dispositive Power  1,880,056
 REPORTING                                           ----------------
PERSON WITH                10) Shared Dispositive Power  21,563,666
                                                       --------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         23,443,722
         ------------------------------------------------------------

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
                       ----------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)   9.8%
                                                           ----------

14)      Type of Reporting Person (See Instructions)  IN
                                                     ----------------

                                  SCHEDULE 13D


CUSIP NO. 91529y 10 6 (formerly 743862 10 4)

1)       Name of Reporting Person I.R.S. Identification Nos. of
         Above Persons (entities only)
         Robert H. Maclellan

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
            ---------------------------------------------------------
         (b)
            ---------------------------------------------------------

3)       SEC Use Only
                     ------------------------------------------------

4)       Source of Funds (See Instructions)  Not Applicable
                                            -------------------------

5) Check Box if Disclosure or Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                            -----------------------------------------

6)       Citizenship or Place of Organization     United States
                                               ----------------------

 NUMBER OF                 7)  Sole Voting Power    269,187
  SHARES                                         --------------------
BENEFICIALLY               8)  Shared Voting Power  1,957,965
 OWNED BY                                         -------------------
   EACH                    9)  Sole Dispositive Power    269,187
 REPORTING                                           ----------------
PERSON WITH                10) Shared Dispositive Power  12,631,145
                                                       --------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         12,900,332
         ------------------------------------------------------------

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
                       ----------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)   5.4%
                                                           ----------

14)      Type of Reporting Person (See Instructions)  IN
                                                     ----------------

                                  SCHEDULE 13D


CUSIP NO. 91529y 10 6 (formerly 743862 10 4)

1)       Name of Reporting Person I.R.S. Identification Nos. of
         Above Persons (entities only)
         Dudley Porter, Jr.

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
            ---------------------------------------------------------
         (b)
            ---------------------------------------------------------

3)       SEC Use Only
                     ------------------------------------------------

4)       Source of Funds (See Instructions)  Not Applicable
                                            -------------------------

5) Check Box if Disclosure or Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                            -----------------------------------------

6)       Citizenship or Place of Organization     United States
                                               ----------------------

 NUMBER OF                 7)  Sole Voting Power  3,912
  SHARES                                        ---------------------
BENEFICIALLY               8)  Shared Voting Power   6,451,663
 OWNED BY                                         -------------------
   EACH                    9)  Sole Dispositive Power  3,912
 REPORTING                                           ----------------
PERSON WITH                10) Shared Dispositive Power  6,451,663
                                                       --------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         6,455,575
         ------------------------------------------------------------

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
                       ----------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)   2.7%
                                                           ----------

14)      Type of Reporting Person (See Instructions)  IN
                                                    -----------------

                                  SCHEDULE 13D


CUSIP NO. 91529y 10 6 (formerly 743862 10 4)

1)       Name of Reporting Person I.R.S. Identification Nos. of
         Above Persons (entities only)
         Frank A. Brock

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
            ---------------------------------------------------------
         (b)
            ---------------------------------------------------------

3)       SEC Use Only
                     ------------------------------------------------

4)       Source of Funds (See Instructions)  Not Applicable
                                            -------------------------

5) Check Box if Disclosure or Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                            -----------------------------------------

6)       Citizenship or Place of Organization     United States
                                               ----------------------

 NUMBER OF                 7)  Sole Voting Power  1,408
  SHARES                                        ---------------------
BENEFICIALLY               8)  Shared Voting Power    646,350
 OWNED BY                                         -------------------
   EACH                    9)  Sole Dispositive Power  1,408
 REPORTING                                           ----------------
PERSON WITH                10) Shared Dispositive Power  11,319,530
                                                       --------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         11,320,938
         ------------------------------------------------------------

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
                       ----------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)   4.7%
                                                           ----------

14)      Type of Reporting Person (See Instructions)  IN
                                                    -----------------

                                  SCHEDULE 13D


CUSIP NO. 91529y 10 6 (formerly 743862 10 4)

1)       Name of Reporting Person I.R.S. Identification Nos. of
         Above Persons (entities only)
         G. Richard Hostetter

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
            ---------------------------------------------------------
         (b)
            ---------------------------------------------------------

3)       SEC Use Only
                     ------------------------------------------------

4)       Source of Funds (See Instructions)  Not Applicable
                                            -------------------------

5) Check Box if Disclosure or Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                            -----------------------------------------

6)       Citizenship or Place of Organization     United States
                                               ----------------------

 NUMBER OF                 7)  Sole Voting Power  2,920
  SHARES                                        ---------------------
BENEFICIALLY               8)  Shared Voting Power   -0-
 OWNED BY                                         -------------------
   EACH                    9)  Sole Dispositive Power  2,920
 REPORTING                                           ----------------
PERSON WITH                10) Shared Dispositive Power  10,673,180
                                                       --------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         10,676,100
         ------------------------------------------------------------

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
                       ----------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)   4.4%
                                                           ----------

14)      Type of Reporting Person (See Instructions)  IN
                                                    -----------------

                                  SCHEDULE 13D


CUSIP NO. 91529y 10 6 (formerly 743862 10 4)

1)       Name of Reporting Person I.R.S. Identification Nos. of
         Above Persons (entities only)
         Ronald W. Blue

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
            ---------------------------------------------------------
         (b)
            ---------------------------------------------------------

3)       SEC Use Only
                     ------------------------------------------------

4)       Source of Funds (See Instructions)  Not Applicable
                                            -------------------------

5) Check Box if Disclosure or Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                            -----------------------------------------

6)       Citizenship or Place of Organization     United States
                                               ----------------------

 NUMBER OF                 7)  Sole Voting Power    -0-
  SHARES                                        ---------------------
BENEFICIALLY               8)  Shared Voting Power   -0-
 OWNED BY                                         -------------------
   EACH                    9)  Sole Dispositive Power   -0-
 REPORTING                                           ----------------
PERSON WITH                10) Shared Dispositive Power  10,673,180
                                                       --------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         10,673,180
         ------------------------------------------------------------

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
                       ----------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)   4.4%
                                                           ----------

14)      Type of Reporting Person (See Instructions)  IN
                                                    -----------------

                                  SCHEDULE 13D


CUSIP NO. 91529y 10 6 (formerly 743862 10 4)

1)       Name of Reporting Person I.R.S. Identification Nos. of
         Above Persons (entities only)
         A. S. MacMillan

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
            ---------------------------------------------------------
         (b)
            ---------------------------------------------------------

3)       SEC Use Only
                     ------------------------------------------------

4)       Source of Funds (See Instructions)  Not Applicable
                                            -------------------------

5) Check Box if Disclosure or Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                            -----------------------------------------

6)       Citizenship or Place of Organization     United States
                                               ----------------------

 NUMBER OF                 7)  Sole Voting Power    658
  SHARES                                        ---------------------
BENEFICIALLY               8)  Shared Voting Power  -0-
 OWNED BY                                         -------------------
   EACH                    9)  Sole Dispositive Power  658
 REPORTING                                           ----------------
PERSON WITH                10) Shared Dispositive Power  10,673,180
                                                       --------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         10,673,838
         ------------------------------------------------------------

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
                       ----------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)   4.4%
                                                           ----------

14)      Type of Reporting Person (See Instructions)  IN
                                                    -----------------

         This Amendment No. 4 to the Schedules 13D dated March 27, 1997, filed by The Maclellan Foundation, Inc., R. J. Maclellan Trust for The Maclellan Foundation, Inc., Hugh O. Maclellan, Jr., Kathrina H. Maclellan, Robert H. Maclellan, Dudley Porter, Jr., Frank A. Brock, G. Richard Hostetter, Ronald W. Blue and A. S. MacMillan (collectively, the "Principals") and certain other persons shown in such Schedule, is being filed as a result of certain changes in the beneficial ownership of UNUMProvident Corporation ("UNUMProvident") common stock, formerly Provident Companies, Inc. ("Provident"), held directly by the Reporting Persons or held by Trusts for which the Reporting Person holds beneficial ownership.

         Item 4.  Purpose of the Transaction.

         ITEM 4 IS HEREBY AMENDED AND RESTATED TO READ ITS ENTIRETY AS FOLLOWS:

         On June 30, 1999, prior to the completion of the merger of Provident and UNUM Corporation, each outstanding share of Provident common stock was reclassified and converted into 0.73 of a share of Provident common stock. Immediately after this reclassification and conversion, UNUM Corporation merged into Provident. Each share of Provident common stock and UNUM Corporation common stock issued and outstanding immediately prior to the merger was converted into one share of the Company's common stock, and the par value was reduced from $1.00 to $0.10 per share. After the merger, the name of the surviving company was changed to UNUMProvident Corporation.

         Item 5.  Interest in Securities of the Issuer.

         ITEM 5 IS HEREBY AMENDED AND RESTATED TO READ ITS ENTIRETY AS FOLLOWS:

         (a) Reference is made to the cover page in respect of each Reporting Person.

         The aggregate amount of shares of common stock listed in Item 11 of the cover page as beneficially owned by Hugh O. Maclellan, Jr. does not include 62,143 shares of common stock voted solely by his spouse, Nancy B.
Maclellan, of which beneficial interest is disclaimed.

         The aggregate amount of shares of common stock listed in Item 11 of the cover page as beneficially owned by Dudley Porter, Jr. does not include 18,551 shares of common stock held in the Estate of Mary M. Porter, his spouse, of which beneficial interest in disclaimed.

         The combined shareholdings of the Reporting Persons plus Charlotte M. Heffner, a Reporting Person and a trustee of the Maclellan Foundation, aggregate 13.5% of the stock after eliminating shareholdings duplicated.

         Each Reporting Person hereby disclaims any assertion or presumption that it and any other persons constitute a "group" as such term is used in
Section 13(d) of the 1934 Act and the Rules and Regulations of the Commission thereunder. The filing of this Schedule 13D shall not be construed to be an admission that any Reporting Person is a member of a group, however, if any of the Reporting Persons are deemed to be members of a "group" with other Reporting Persons for purposes of Section 13(d), the Schedule 13Ds filed by each such Reporting Person should be read together as a group Schedule 13D filing.

         (b) Reference is made to the cover page in respect of each Reporting Person.

         Certain of the Reporting Persons share the power to vote or to direct the vote or to dispose or direct the disposition of shares of common stock with persons other than Reporting Persons, as follows:

                  (1) Hugh O. Maclellan, Jr. shares such powers with the following persons who are not Reporting Persons: SunTrust Bank Chattanooga, N.A., Lee S. Anderson, Lawrence B. Austin, III, Richard D. Crotteau, T. Cartter Frierson, Henry A. Henegar, Hugh D. Huffaker, Jr. Ralph S. Paden, Gerry U. Stephens, John C. Stophel, Thomas H. McCallie, III, and U. S. Trust Company of Florida.

                  (2) Kathrina H. Maclellan shares such powers with the following persons who are not Reporting Persons: SunTrust Bank Chattanooga, N.A., Lawrence B. Austin, III, Richard D. Crotteau, T. Cartter Frierson, Richard L. Heffner, Hugh D. Huffaker, Jr., Ralph S. Paden and Gerry U. Stephens.

                  (3) Robert H. Maclellan shares such power with SunTrust Bank, Chattanooga, N.A. who is not a Reporting Person.

                  (4) Frank A. Brock shares such power with the following persons who are not Reporting Persons: Lee S. Anderson, Henry A. Henegar and John C. Stophel.

                  (5) Dudley Porter, Jr. shares such power with SunTrust Bank, Chattanooga, N.A. who is not a Reporting Person.

         Information required by Item 2 is provided below with respect to those persons who share with the Reporting Persons the power to vote or to direct the vote or to dispose or direct the disposition of shares of common stock.

                  SunTrust Bank Chattanooga, N.A.. SunTrust Bank Chattanooga, N.A. is a national banking association located in the SunTrust Bank Building, 736 Market Street, Chattanooga, Tennessee 37402. SunTrust Bank Chattanooga, N.A. is a wholly-owned subsidiary of SunTrust Banks, Inc., a bank holding company headquartered in Atlanta, Georgia.

                  Lee S. Anderson. Lee S. Anderson is the Associate Publisher and Editor of the Chattanooga Times-Free Press. His business address is 400 E. 11th Street, Chattanooga, Tennessee 37403.

                  Lawrence B. Austin, III. Lawrence B. Austin is a real estate builder and developer. His business address is Austin Building Corporation, 243 Signal Mountain Road, Chattanooga, Tennessee 37405.

                  Richard D. Crotteau. Richard D. Crotteau is an attorney. His business address is Miller & Martin, 10th Floor, Volunteer Building, Chattanooga, Tennessee 37402.

                  T. Cartter Frierson. T. Cartter Frierson is a management consultant. His business address is TCF Consulting Group, LLC., 1103 Tinkerbell Lane, Lookout Mountain, Georgia 30750.

                  Richard L. Heffner. Richard L. Heffner is a business consultant. His business address is Heffner and Company, 1991 West Paces Ferry Road, N.W., Atlanta, Georgia 30327-2515.

                  Henry A. Henegar. Henry A. Henegar is executive director of the Chattanooga Bible Institute. His business address is Chattanooga Bible Institute, 1001 McCallie Avenue, Chattanooga, Tennessee 37403.

                  Hugh D. Huffaker, Jr. Hugh D. Huffaker, Jr. is a realtor. His business address is Crye-Leike Realtors, 1201 Market Street, Chattanooga, Tennessee 37402.

                  Ralph S. Paden. Ralph S. Paden is retired. His residence address is 222 West Brow Oval, Lookout Mountain, Tennessee 37350.

                  Gerry U. Stephens. Gerry U. Stephens is retired. His residence address is 1516 Lyndhurst Drive, Chattanooga, Tennessee 37405.

                  John C. Stophel. John C. Stophel is an attorney. His business address is Chambliss, Bahner & Stophel, P.C., 1000 Tallan Building, Two Union Square, Chattanooga, Tennessee 37402.

                  Thomas H. McCallie, III. Thomas H. McCallie, III is secretary and executive director of The Maclellan Foundation, Inc. His business address is 501 Provident Building, One Fountain Square, Chattanooga, Tennessee 37402.

         During the last five years, none of the above persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, none of the above persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any of the above persons being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Each of the above persons who is a natural person is a citizen of the United States of America.

         (c) None of the Reporting Persons nor, to their knowledge, any of the persons named above in Items 5(a) and (b), effected any transactions in the common stock during the past 60 days.

         (d)  Not applicable

         (e) Due to the merger on June 30, 1999, described in Item 4 and the reduction in the number of shares held by the Reporting Persons, the R. J. Maclellan Trust for The Maclellan Foundation, Dudley Porter, Jr., Frank A. Brock, G. Richard Hostetter, Ronald W. Blue and A. S. MacMillan cease to be beneficial owners of more than five percent of the common stock of UNUMProvident Corporation.


         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Hugh O. Maclellan, Jr. holds a revocable proxy to vote the shares of Provident Companies, Inc. and UNUMProvident Corporation common stock held by The Maclellan Foundation, Inc. Accordingly, shares owned by The Maclellan Foundation, Inc. have been included among those for which Hugh O. Maclellan, Jr. has voting power, but have not been included as shares for which Kathrina H. Maclellan, Robert H. Maclellan, Frank
A. Brock, G. Richard Hostetter, Ronald W. Blue or A. S. MacMillan have voting power.

                                S I G N A T U R E



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 29, 2000



                                             /s/ Barton C. Burns
                                             -----------------------------------
                                             Barton C. Burns, authorized
                                             representative of the persons
                                             filing the foregoing statement.